Southcoast Financial Corporation
                           530 Johnnie Dodds Boulevard
                       Mt. Pleasant, South Carolina 29464


                                  April 6, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attention:  Michael C. Volley
            Staff Accountant

         Re:      Southcoast Financial Corporation
                  Form 8-K Filed April 2, 2007
                  File No. 000-25933

Dear Mr. Volley;

         This letter is in response to your comment letter dated April 5, 2007 with respect to the above filing in which you stated:

         Please revise to specifically state whether the former accountant resigned, declined to stand for re-election or was dismissed. Refer to Item 304(a)(1)(ii) of Regulation S-K.

         The Company is filing an amended 8-K concurrently with this response which states in the third line of the second paragraph of Item 4.01 that the former accountant was dismissed.

          The Company acknowledges that:

          o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

          o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                       Sincerely,

                                                       s/William C. Heslop
                                                       -------------------------
                                                       William C. Heslop
                                                       Chief Financial Officer